PRE-ACQUISITION AGREEMENT

March 17, 2006

Asia Pacific Resources Ltd.

Suite 2102, 2 Silom Center Building

Silom Road, Suriyawong, Bangrak

Bangkok   10500

THAILAND

Dear Sirs:

Re:

Offer to Acquire Control of Asia Pacific Resources Ltd.

SRMT Holdings Limited (by itself or through one or more direct or indirect wholly owned subsidiaries of SRMT Holdings Limited, or any combination thereof, (collectively called the “Offeror”) is prepared, on and subject to the terms and conditions of this Agreement, to make an offer to purchase not less than two-thirds of the common shares (the “Shares”) of Asia Pacific Resources Ltd. (“Asia Pacific”) (including Shares issuable upon the exercise of the outstanding options or warrants to acquire Shares described in Section 1.5) and will in addition to an offer to purchase Shares, include an offer to purchase the warrants to purchase Shares (the “Warrants”) pursuant to warrant agreements which permit the transfer of such Warrants without restriction and which are or will be exercisable at the Expiry Time (the Shares and the Warrants being collectively referred to herein as the “Sought Securities”), and on and subject to the conditions (the “Conditions”) set out in SCHEDULE A hereto, to take up and pay for the Sought Securities deposited to the Offer (as hereinafter defined), on the basis of:

(a)

Cdn $0.1425 per Share (the “Offer Price”), and

(b)

in the case of Warrants, the difference between the Offer Price and the exercise price thereof.

The Offer shall be made to all holders of Sought Securities who are resident in Canada, the United States, the Cayman Islands (and elsewhere, at the sole discretion of the Offeror), (collectively the “Asia Pacific Securitiesholders”).  This agreement contemplates the making of the Offer, the entering into the Shareholder Support Agreement, entering into the Shareholder Lock-up Agreements, the Compulsory Acquisition and the Subsequent Acquisition Transaction (as defined herein) and the respective actions by the parties thereto in connection with the proposed acquisition of Asia Pacific by the Offeror (the “Transaction”).

For the purposes hereof, the “Sunset Date” means that date which is the earliest of (a) the date upon which the Offeror terminates or withdraws the Offer, (b) the date upon which the Offeror has designated directors to the Board of Directors of Asia Pacific pursuant to Section 1.6, and (c) the date on which this Agreement is terminated in accordance with Section 6.1.

1. THE OFFER

Section 1.1

Agreement and Timing

1.1.1.

The Offeror shall publicly announce, not later than thirty days after the date hereof, subject to Subsection 1.2.4, plus the time reasonably required for the Offeror to obtain a translation of the offering documents into the French language (such period not to exceed a maximum of one week), make the offer by mailing (the “Mailing Date”) a take-over bid circular in accordance with the applicable securities Laws of the provinces and territories of Canada (collectively “Applicable Securities Laws”) to purchase the Sought Securities (the “Offer”), which terms shall include any amendments to, and variations or extensions of, such Offer, including, without limitation, increasing the consideration payable thereunder, removing or waiving any condition thereof or extending the date by which Sought Securities may be deposited, subject to the Conditions, including the condition (the “Minimum Condition”) that a minimum equal to two-thirds of the total number of Shares outstanding (the “Minimum Number”) are validly deposited under the Offer and not withdrawn by the sooner of the date and time that the Offer expires in accordance with its terms (as varied or extended from time to time provided that, in no event shall such date be later than the 120th day following the Mailing Date), or the date the Offer is withdrawn by the Offeror (the “Expiry Time”).

1.1.2.

The Offeror shall give written notice of the proposed Mailing Date not less than 4 Business Days prior thereto.

1.1.3.

It is understood and agreed that the Offeror may, in its sole discretion, waive or reduce the Minimum Condition or any other term or condition of the Offer. The Offer shall not contain any conditions other than the Conditions contained in SCHEDULE A hereto.

Section 1.2

Conditions to the Offeror Making the Offer

The obligation of the Offeror to make the Offer by mailing a take-over bid circular to the holders of Sought Securities shall be conditional upon each of the following:

1.2.1.

the Board of Directors of Asia Pacific shall have:

(a)

received a written opinion from an independent third party confirming that the Offer is fair from a financial point of view to the holders of the Sought Securities;

(b)

unanimously determined that the Offer is fair to the holders of the Sought Securities;

(c)

unanimously determined to recommend that holders of Sought Securities accept the Offer (and not withdrawn or modified such recommendation), and to approve a directors' circular, in both the English and French language as may be required, containing that recommendation and a statement that the directors of Asia Pacific intend to deposit all Sought Securities which they own or which they acquire during the Offer pursuant to the exercise of options, to the Offer, which directors' circular shall be prepared in accordance with Applicable Securities Laws, sent to holders of Sought Securities together with the take-over bid circular relating to the Offer;

(d)

deposited with Asia Pacific (with copies to the Offeror) the resignations of each of the directors of Asia Pacific and each of its Subsidiaries (except for the director of Asia Pacific Potash Corporation Ltd. nominated by the Government of Thailand) to be effective upon the Offeror taking up and paying for at least a majority of the Shares outstanding at the Expiry Time;

1.2.2.

Olympus Capital Holdings Asia I, LP (“Olympus”) shall have entered into a lock-up agreement with, and in form and substance satisfactory to, the Offeror pursuant to which, subject to the terms and conditions to be set forth therein, Olympus will agree to deposit all Sought Securities held by it under the Offer and not withdraw them except in accordance with the terms and conditions thereof (the “Shareholder Support Agreement”);

1.2.3.

the directors and officers of Asia Pacific shall have entered into lock-up agreements with, and in form and substance satisfactory to, the Offeror pursuant to which, subject to the terms and conditions to be set forth therein, they will each agree to deposit their Sought Securities under the Offer and not withdraw them except in accordance with its terms (the “Shareholder Lock-up Agreements”);

1.2.4.

no circumstance shall exist and no event shall have occurred that renders it impracticable for the Conditions to be satisfied provided that the Offeror may, on a one-time only basis, provide written notice of the same to Asia Pacific and Asia Pacific shall have a maximum of 15 “Business Days” (being days which are not a Saturday, Sunday or a statutory holiday in the place where such action is to be taken) to cure the same and provided further that the time period in Section 1.1.1 shall be extended by the number of Business Days so required by Asia Pacific, plus the time reasonably required by the Offeror to finalize the offering documents as a result of any changes arising from such event and remedy (such period not to exceed a maximum of 5 Business Days), and thereafter to translate, print and deliver the same;

1.2.5.

neither Asia Pacific, nor any of its Subsidiaries, has subsequent to the date hereof, taken any action or failed to take any action described in Section 3.1.2, which action or failure to act would or would be reasonably likely to impair the availability of the Bump (as that expression is defined in Section 11 of SCHEDULE A);

1.2.6.

all options to purchase Shares held by the directors, officers, and former directors of Asia Pacific and its Subsidiaries shall have been surrendered to Asia Pacific for a consideration determined and paid in accordance with Section 4.1.3 hereof;

1.2.7.

all of the representations and warranties of Asia Pacific set out in this Agreement shall be true and correct in all material respects at the Mailing Date and all of the covenants and obligations of Asia Pacific set out in this Agreement to be complied with by that date shall have been complied with and this Agreement shall not have been terminated;

1.2.8.

from the date hereof to the Mailing Date, there shall have been no materially adverse changes to any licence, permit, order, approval or arrangements by which Asia Pacific holds its interest in its properties and assets;

1.2.9.

Olympus shall not be in material breach of any of the covenants, representations or warranties contained in the Shareholder Support Agreement;

1.2.10.

the Offeror shall have received a certificate as set out in Schedule B signed by the Chief Executive Officer and the Chief Financial Officer of Asia Pacific dated as of the Mailing Date;

1.2.11.

none of the LandCos’ (as defined in Section 2.2.2) shares shall have been transferred to any Person not approved by the Offeror;

1.2.12.

Deacons Co Ltd. (“Deacons”) shall not have refused to co-operate with or assist, or neglected to co-operate with or assist, Asia Pacific (at the request of the Offeror) in connection with the transfer to Asia Pacific Potash Corporation Limited of any or all of the LandCo shares over which Deacons have control or the power of direction; and

1.2.13.

none of the assets of the LandCos shall have been transferred to any Person not approved by the Offeror.

The foregoing conditions set forth in this Section 1.2 are for the exclusive benefit of the Offeror and may be waived by the Offeror at any time in whole or in part. The foregoing conditions set forth in this Section 1.2 (other than Subsection 1.2.5) shall be deemed to have been waived or satisfied by the making of the Offer.  If any of the conditions set forth in this Section 1.2 are not satisfied and have not been waived by the Mailing Date the Offeror shall be entitled by notice in writing to Asia Pacific to terminate this Agreement.

Section 1.3

Co-operation

Subject to fiduciary obligations of the Board of Directors of Asia Pacific described in paragraph 7.2.5(a) of this Agreement, Asia Pacific covenants and agrees to take all reasonable action to assist the Offeror in satisfying the conditions of the Offer set forth in Section 1.2 and  SCHEDULE A. Asia Pacific shall permit its registrar and transfer agent, at the Offeror’s expense, to act as depositary under the Offer and to furnish the Offeror with updated lists of securitiesholders, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request from time to time in order to be able to communicate the Offer to the holders of the Sought Securities and to such other natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or governmental or regulatory authority (a “Person”), who is entitled to receive the Offer under Applicable Securities Laws.

Section 1.4

Control of Asia Pacific's Business

Nothing contained in this Agreement shall give the Offeror, directly or indirectly, the right to control or direct Asia Pacific's operations prior to the time the Offeror takes up and pays for Sought Securities and Asia Pacific shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 1.5

Outstanding Stock Options and Warrants

1.5.1.

Appendix 1.5.1 of the letter dated the date hereof from Asia Pacific and addressed to the Offeror (the “Disclosure Letter”) contains a list of all of the holders of options, rights, warrants (or rights to acquire the same) or other securities exercisable or convertible to acquire Shares, including the address of such holders. Asia Pacific shall update such list as and when any changes thereto occur and shall deliver a final current list as at a date not less than 3 Business Days prior to the Mailing Date.

1.5.2.

Asia Pacific shall take all such steps, within its power, as may be necessary or desirable, to cause all agreements granting options to acquire Shares which are outstanding on the date hereof, whether conditional or unconditional, granted pursuant to Asia Pacific’s stock option plan (the “Stock Option Plan”), or otherwise, to be surrendered effective as of the Expiry Time in consideration of a cash payment equal to the in-the-money amount thereof. However, all other outstanding rights, warrants or other securities exercisable or convertible to acquire Shares which are not exercised or converted shall remain outstanding and shall continue to be subject to their existing terms. Asia Pacific shall make no further grants of options to purchase Shares under the Stock Option Plan or otherwise during the period commencing with the date hereof and ending on the Sunset Date.

Section 1.6

Directors

Conditional upon the Offeror taking up and paying for at least a majority of the Shares outstanding at the Expiry Time under the Offer, the Offeror shall be entitled to designate a majority of directors to the Board of Directors of Asia Pacific, and any committees thereof, and Asia Pacific shall, upon request by the Offeror, subject to any law, statute, order, decree, consent decree, judgment, rule, regulation, published policy, instrument, ordinance or other pronouncement of any governmental or regulatory authority having the effect of law in any country, or any domestic or foreign state, province, county, city or other political subdivision (a “Law”) which is applicable to Asia Pacific or its directors promptly use its reasonable best efforts to increase the number of directors and/or secure the resignations of such directors as is necessary to enable the designees of the Offeror to be elected or appointed as directors of Asia Pacific and shall exercise its reasonable best efforts to cause the Offeror designees to be so elected or appointed.

2. REPRESENTATIONS AND WARRANTIES

Section 2.1

The Offeror

The Offeror represents and warrants to Asia Pacific as follows (and acknowledges that Asia Pacific is relying upon these representations and warranties in entering into this Agreement):

2.1.1.

Organization and Qualification

The Offeror is a validly existing as a corporation under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as it is now being conducted.

2.1.2.

Authority Relative to this Agreement

The Offeror has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, the execution and delivery of this Agreement by the Offeror and the performance by it of its obligations hereunder have been authorized by its directors and no other corporate proceedings on the part of the Offeror are necessary to authorize this Agreement and the performance by it of its obligations hereunder; this Agreement has been executed and delivered by the Offeror and constitutes a valid and binding obligation of the Offeror, enforceable by Asia Pacific against the Offeror in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

2.1.3.

No Conflict

The execution and delivery by the Offeror of this Agreement and the performance by it of its obligations hereunder will not result in a violation or breach of any provision of:

(a)

the constating documents (including the by-laws) of the Offeror; or

(b)

any Law, regulation, order, judgment or decree to which the Offeror is subject or by which it is bound or any agreement, contract, licence, franchise or permit to which it is a party or by which it is bound; and

(c)

other than compliance with the provisions of Applicable Securities Laws no authorization, consent or approval of, or filing with, any public body, court or authority and no authorization, consent or approval of any other party is necessary for the performance by the Offeror of its obligations under this Agreement.

2.1.4.

Ownership of Asia Pacific Shares

Neither the Offeror nor any of its Affiliates is the owner, either beneficially or of record, of any Shares or other securities of Asia Pacific, as of the date hereof.

2.1.5.

Financing Arrangements

Within 21 days from the date hereof, the Offeror will have received (and provided photocopies to Asia Pacific of):

(a)

a standby letter of credit, or other form of documentary credit recognized under the rules of the International Chamber of Commerce (including UCP 500 and UCP 590 – International Standby Practices (ISP98), or similar), issued by Siam Commercial Bank plc. in favor of the Depositary appointed by the Offeror in respect of the deposit of the Sought Securities under the Offer, and

(b)

written approval from the Bank of Thailand to the transfer of funds outside Thailand contemplated thereby.

Such standby letter of credit or other form of documentary credit shall permit it to be drawn on a bank listed in Schedule 1 of the Bank Act (Canada) upon the determination of the Offeror to take up and pay for the Sought Securities to provide the required funds to effect payment in full for all Sought Securities that the Offeror determines from time to time to acquire pursuant to the Offer.  For the purposes hereof, the standby letter of credit or other documentary credit shall not be subject to any conditions unless the Offeror represents in writing to Asia Pacific that the Offeror reasonably believes the possibility to be remote that, if the conditions of the Offer are satisfied or waived, the Offeror will be unable to pay for all Sought Securities deposited under the Offer due to a financing condition not being satisfied.

Section 2.2

Asia Pacific

Asia Pacific hereby represents and warrants to the Offeror as follows (and acknowledges that the Offeror is relying upon these representations and warranties in entering into this Agreement) and acknowledges that (i) it is a condition to the Offeror making the Offer that all of representations and warranties set forth herein shall be true and correct in all material respects on the Mailing Date, and (ii) it is a condition to the Offeror taking up and paying for the Sought Securities deposited to the Offer that the representations and warranties set forth herein shall be true and correct in all respects that are in the aggregate not materially adverse to Asia Pacific and its Subsidiaries (taken as a whole), as of the date such Sought Securities are taken up and paid for under the Offer. At the date of this Agreement, the Offeror is not aware of any facts which would render any of such representations and warranties untrue or incorrect.

2.2.1.

Organization and Qualification

Asia Pacific is validly existing as a corporation under the Business Corporations Act (New Brunswick) (“NBBCA”) and has full corporate power and authority to own its assets and conduct its businesses as now owned and conducted; Asia Pacific is qualified to conduct business in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.

2.2.2.

Subsidiaries

Each entity described in Appendix 2.2.2 of the Disclosure Letter shall be considered to be a “Subsidiary” (collectively the “Subsidiaries”) of Asia Pacific and each is validly existing under the Laws of its jurisdiction of incorporation or formation, has full corporate or other legal power and authority to own its assets and conduct its business as now owned and conducted, and is qualified to carry on its business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities makes such qualification necessary.  For the purposes hereof, the expression “LandCos” shall mean those Subsidiaries so described in Appendix 2.2.2 of the Disclosure Letter.

2.2.3.

Legal and Beneficial Ownership of Subsidiaries

The issued and outstanding securities of each Subsidiary listed in Appendix 2.2.2 of the Disclosure Letter are fully paid and non-assessable and Asia Pacific is the legal and/or beneficial owner thereof as described in such Appendix.  Where securities are held for the benefit of Asia Pacific in respect of each Subsidiary, Asia Pacific now has the ability to effect the transfer of the legal and beneficial ownership thereof.

2.2.4.

Compliance with Law

Asia Pacific and each of its Subsidiaries has complied with and is in compliance, in all material respects, with all Laws and regulations applicable to the operation of their respective businesses and each of them has all licences, permits, orders or approvals of, and has made all required registrations with, any governmental or regulatory body that are material to the conduct of its business.

2.2.5.

Capitalization

Asia Pacific is authorized to issue an unlimited number of Shares and, as of the date hereof,  598,878,796 Shares have been issued and are outstanding as fully paid and non-assessable Shares; the number of Shares that may be issued pursuant to outstanding stock options under the Stock Option Plan and pursuant to other outstanding options and warrants is set forth in Appendix

1.5.1 of the Disclosure Letter and, except as set forth in Appendix 1.5.1 of the Disclosure Letter, there are no options, warrants, conversion privileges, calls or other agreements, arrangements, commitments or obligations of Asia Pacific or its Subsidiaries to issue or sell any shares of any capital stock of Asia Pacific or of any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of capital stock of Asia Pacific, any of its Subsidiaries or any other Person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of Asia Pacific or any of its Subsidiaries and the holders of outstanding shares of Asia Pacific and its Subsidiaries are not entitled to any pre-emptive or other similar rights.

2.2.6.

Authority Relative to this Agreement

Asia Pacific has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, the execution and delivery of this Agreement by Asia Pacific and the performance by Asia Pacific of its obligations hereunder have been authorized by the directors of Asia Pacific and no other corporate proceedings on the part of Asia Pacific are necessary to authorize this Agreement; this Agreement has been executed and delivered by Asia Pacific and constitutes a legal, valid and binding obligation of Asia Pacific, enforceable by the Offeror against Asia Pacific in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting creditors' rights generally and to general principles of equity.

2.2.7.

Fairness Opinion and Company Support for the Offer

(a)

Paradigm Capital Inc. has delivered an oral opinion to the Board of Directors of Asia Pacific to the effect that the consideration to be received under the Offer is fair from a financial point of view to the Asia Pacific Securitiesholders; and

(b)

the Board of Directors, upon consultation with its financial and legal advisors has determined that the Offer is fair to all Asia Pacific Securitiesholders, that the Offer is in the best interests of Asia Pacific and the Asia Pacific Securitiesholders and, accordingly, has approved the entering into of this Agreement and the making of a recommendation that Asia Pacific Securitiesholders accept the Offer.

2.2.8.

No Actions Which Impair the Bump

Since the date hereof, neither Asia Pacific nor any of its Subsidiaries has taken any action or failed to take any action, as described in Section 3.1.2, which action or failure to act would be reasonably likely to impair the availability of the Bump.

2.2.9.

No Conflicts

The execution and delivery by Asia Pacific of this Agreement and the performance by it of its obligations hereunder will not:

(a)

result in a violation or breach of any provision of:

(i)

the certificate or articles of incorporation or by-laws or equivalent organizational documents of Asia Pacific or those of any of its Subsidiaries,

(ii)

any Law to which Asia Pacific or any of its Subsidiaries is subject or is bound, or

(iii)

any note, bond, mortgage, indenture, contract, licence, permit or government grant to which Asia Pacific or any Subsidiary is party or by which it is bound;

(b)

give rise to any right of termination, or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, in any case, or give rise to any rights of first refusal or change in control or any restriction or limitation under any such note, bond, mortgage, indenture, contract, licence, permit or government grant;

(c)

result in any breach of or constitute a default (or an event which, upon the giving of notice or the lapse of time or both, could reasonably be expected to become a default) under, or give to others any right of termination, amendment, or cancellation of any such note, bond, mortgage, indenture, contract, licence, permit or government grant; or

(d)

result in the imposition of any encumbrance, charge or lien upon any of the assets of Asia Pacific or any of its Subsidiaries.

2.2.10.

Shareholder and Similar Agreements

Other than as disclosed in Appendix 2.2.10 of the Disclosure Letter, neither Asia Pacific nor any of its Subsidiaries is party to any shareholder rights plan, shareholder, pooling, voting trust or other agreements or right capable (without the consent of Asia Pacific or any of its Subsidiaries) of becoming any of the foregoing relating to the issued and outstanding securities of Asia Pacific or any of its Subsidiaries.

2.2.11.

Material Agreements

Other than as disclosed in this Agreement, as set forth in the Public Documents (as hereinafter defined) or as set forth in Appendix 2.2.11 to the Disclosure Letter, there are no agreements material to the conduct of the business of Asia Pacific or its Subsidiaries; the Offeror has been provided with true and complete copies of all such material agreements or access thereto, and except as disclosed in this Agreement, no approval or consent of any Person is needed in order that such agreements continue in full force and no material right, property, franchise or license of Asia Pacific or any of its Subsidiaries has been or may be impaired or otherwise adversely affected as a result of the making of the Offer or the taking up and paying for Sought Securities deposited under the Offer including, for greater certainty, through the triggering of any third party's right (including subject to the provision of notice, the lapse of time, or both) to acquire any material asset of Asia Pacific or any of its Subsidiaries.

2.2.12.

Filings

(a)

Other than as disclosed in Appendix 2.2.12 of the Disclosure Letter, all documents or information filed by Asia Pacific since April 1, 2002 under Applicable Securities Laws and the applicable securities Laws of the United States of America and the respective States therein and applicable stock exchange and over the counter market regulations (the “Governing Securities Laws”), or distributed to its securitiesholders since that date including the Financial Statements, described below, (the “Public Documents”) are, as of their respective dates, in compliance in all material respects with such Governing Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)

Asia Pacific has not filed any confidential material change report with any securities regulatory authority or regulator or any stock exchange or other self-regulatory authority that at the date hereof remains confidential.

2.2.13.

Financial Statements

The audited consolidated financial statements of Asia Pacific for the financial year ended December 31, 2004 with comparative figures for December 31, 2003, including the notes thereto and the interim consolidated financial statements of Asia Pacific for the three and nine month financial periods ended September 30, 2005 (the “Financial Statements”) contained in the Public Documents:

(a)

were prepared in accordance with Canadian generally accepted accounting principles (with a note reconciliation to U.S. generally accepted accounting principles in the case of the audited financial statements) consistently applied,

(b)

fairly present the consolidated financial position of Asia Pacific at the respective dates indicated and the results of operations of Asia Pacific (on a consolidated basis) for the periods covered, and

(c)

contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Asia Pacific.

2.2.14.

Financial Books and Records

(a)

Other than as disclosed in Appendix 2.2.14 of the Disclosure Letter, all financial transactions of Asia Pacific and its Subsidiaries since April 1, 2002, have been accurately recorded in Asia Pacific's books and records.

(b)

Asia Pacific maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(i)

transactions are executed in accordance with management’s general or specific authorizations;

(ii)

transactions are recorded as necessary to permit preparation of Financial Statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability;

(iii)

access to assets is permitted only in accordance with management’s general or specific authorization; and

(iv)

the recorded amounts for assets is compared with the current estimated value of assets at reasonable intervals and appropriate actions are taken with respect to any differences.

(c)

Neither Asia Pacific nor any of its Subsidiaries, nor any director, officer, employee, agent, consultant, auditor, accountant or advisor (a “Representative”) of Asia Pacific or its Subsidiaries has received or otherwise has knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Asia Pacific, or its Subsidiaries, or its internal accounting controls, including any complaint, allegation, assertion or claim that Asia Pacific, or its Subsidiaries, has engaged in questionable accounting or auditing practices.  No attorney representing Asia Pacific, or its Subsidiaries, whether or not employed by Asia Pacific, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Asia Pacific, or its Subsidiaries, or any of their respective

Representatives, to the board of directors of Asia Pacific or any of its Subsidiaries or any committee thereof or to any other Representative of Asia Pacific, or its Subsidiaries.

2.2.15.

Accounts Receivable

Except as set out in Appendix 2.2.15 of the Disclosure Letter, all receivables of Asia Pacific and its Subsidiaries reflected in the Financial Statements and all receivables arising since September 30, 2005, arose from bona fide transactions and represent valid obligations from loans, advances and sales actually made or services actually performed by Asia Pacific and its Subsidiaries in the ordinary course of business.  None of such receivables is subject to counterclaim or set-off or is in dispute except in the ordinary course of business, and adequate provision has been made in the Financial Statements for any doubtful accounts.  Asia Pacific has no reason to believe that any account receivable is uncollectible.

2.2.16.

Accounts Payable

Except as specifically referred to in the Financial Statements, all payables of Asia Pacific and its Subsidiaries reflected in the Financial Statements or incurred since September 30, 2005 arose from bona fide transactions and represent valid obligations from loans or advances actually made to, or purchases actually made or services actually received by Asia Pacific or its Subsidiaries in the ordinary course of business.

2.2.17.

Loans and Participations

Appendix 2.2.17 of the Disclosure Letter, sets forth, as at the date hereof, a complete and accurate listing of all loans, participations, debts, liabilities or obligations of any nature or kind whatsoever, due or to become due, accrued, absolute, contingent, unliquidated or otherwise (“Liabilities”) owed by or to Asia Pacific or any of its Subsidiaries, which are not individually disclosed in the Financial Statements, including amounts on account of taxes or other governmental charges, penalties, interest or fines thereon, which are not shown or reserved for, or which are in excess of the amounts shown or reserved for, in the Financial Statements, other than liabilities of the same nature as those set forth in the Financial Statements and reasonably incurred since September 30, 2005 in the ordinary course of business.

2.2.18.

No Reductions or Forgiveness of Liabilities

None of the Liabilities set forth in Appendix 2.2.17 of the Disclosure Letter has been in any manner reduced, forgiven or otherwise altered, other than repayments made in accordance with the terms thereof, since the respective dates on which they were first issued or advanced.

2.2.19.

Absence of Certain Changes or Events

Since December 31, 2004, and except as set forth in Public Documents, in Appendix 2.2.19 of the Disclosure Letter or otherwise disclosed to the Offeror prior to the Mailing Date:

(a)

Asia Pacific and its Subsidiaries have conducted their respective businesses only in the usual, ordinary and regular course and consistent with past practice,

(b)

no Liability that has had or is reasonably likely to have a material adverse effect (as defined in Section 8.5) on Asia Pacific and its Subsidiaries (on a consolidated basis) has been incurred, and

(c)

no event that has had or is reasonably likely to have a material adverse effect (as defined in Section 8.5) on Asia Pacific and its Subsidiaries (on a consolidated basis) has occurred.

2.2.20.

Compliance with Laws

Neither Asia Pacific nor any of its Subsidiaries has violated, or is currently in violation under, any Law applicable to it, including without limitation under the Corruption of Foreign Public Officials Act (Canada), except for any such violations that could not reasonably be expected to have a material adverse effect on its business or it or any of its Subsidiaries.  Neither Asia Pacific nor any of its Subsidiaries has been prosecuted or convicted of an offence for non-compliance with any Law.

2.2.21.

Agreements, Permits Authorizations and Applications

Asia Pacific and its Subsidiaries have entered into all agreements, hold all permits or authorizations and made all applications necessary or desirable for the ownership of their respective assets and the conduct of their respective businesses at the date hereof.  Appendix 2.2.21 of the Disclosure Letter contains a complete and accurate list of all such agreements, permits authorizations and applications.  None of such agreements, permits, authorizations or applications is subject to any current or threatened suspension or cancellation, and all such agreements, permits authorizations and applications will continue in effect after the taking up and paying for Sought Securities deposited under the Offer.

2.2.22.

Consents and Approvals

Neither Asia Pacific nor any of its Subsidiaries requires any consent or authorization of, notice to or filing or registration with, any other Person or any governmental or regulatory authority in connection with the execution, delivery and performance of its obligations under this Agreement or any other document or agreement in respect of the performance of its obligations under this Agreement, or in respect of the Offer, and the taking up and paying for Sought Securities deposited under the Offer and the performance of its obligations under this Agreement will not result in any material loss or diminution of rights pursuant to any contract, permit or authorization, clearance, authorization, tax or other governmental incentive presently held by Asia Pacific, or its Subsidiaries, or would prevent or limit the ability of Asia Pacific to complete an amalgamation with the Offeror following the Offeror taking up and paying for the Sought Securities, other than compliance with applicable corporate and Governing Securities Laws, as applicable.

2.2.23.

Insurance

Asia Pacific and its Subsidiaries maintain its existing policies of insurance.  All such policies are in full force and effect and are fully paid.  There are no pending or asserted claims against such insurance for which the insurers have denied coverage; there exist no claims under such insurance that have not been properly reported; and there are no facts giving rise to a claim that should be reported.

2.2.24.

Severance and Employment Agreement

Except as set forth in the Public Documents or in Appendix 2.2.24 to the Disclosure Letter, neither Asia Pacific nor any of its Subsidiaries is a party to any written agreement providing for severance, termination or pension payments to, or any employment agreement with, any of its employees, officers or directors and that all such arrangements are legal.

2.2.25.

Employment Benefits Plan

Except as set forth in the Public Documents or in Appendix 2.2.25 to the Disclosure Letter, Asia Pacific and its Subsidiaries have no employee benefit plans and Asia Pacific and each of its Subsidiaries have complied, in all material respects, with all federal, provincial, local or foreign Laws relating to wages, fringe benefits and the payment of withholding and similar taxes, have complied, in all material respects, with all applicable provisions of all legislation dealing with employees and employee pension and other benefit plans, have made all filings required to be made in connection with such plans and have made in a timely manner all contributions to any such plan that they are required to make.

2.2.26.

Loans to Employees

Except as set forth in Appendix 2.2.26 of the Disclosure Letter, Asia Pacific:

(a)

has not made any loan or advance that remains outstanding at the date hereof to any of its employees, directors or officers; and

(b)

does not have any liability of any kind to any such individuals, except for compensation and benefits payable in the ordinary course.

2.2.27.

Employee Safety

Since April 1, 2002, no employee or former employee has given to Asia Pacific or any of its Subsidiaries notice of, nor has Asia Pacific or any of its Subsidiaries received notice in respect of, any disease, serious injury or death in the course of his or her employment with Asia Pacific or its Subsidiaries.  All current employer contributions and filings and assessments under applicable workers' compensation legislation have been paid or accrued by Asia Pacific or its Subsidiaries, as the case may be.  The workers' compensation claims experience of Asia Pacific and its Subsidiaries has not resulted in a special or penalty assessment or surcharge under the applicable experience rating plan or program.

2.2.28.

Accuracy of Corporate Records

The minute books of Asia Pacific and its Subsidiaries, subsequent to April 1, 2002, accurately and properly reflect all material actions taken by the directors and shareholders thereof which are required by Law to be recorded therein (and those of its predecessors, if any).  The registers of directors, securitiesholders and share transfers of Asia Pacific and its Subsidiaries (and of their predecessors, if any) are accurate and complete.

2.2.29.

Conduct of Business

Since December 31, 2004 to the date hereof, with respect to Asia Pacific and each of its Subsidiaries:

(a)

its business has been carried on in the ordinary course;

(b)

there has been no material damage, destruction or other physical loss affecting its business or its assets;

(c)

there has been no change in its articles or its authorized or issued capital;

(d)

there has not been any purchase, redemption or other acquisition by it of any shares of its capital, any reduction of capital or any declaration or payment of any dividend or other distribution or payment in respect of shares of its capital;

(e)

there has been no material adverse change in its condition, financial or otherwise, other than in the ordinary course of business or as may have occurred by reason of industry fluctuations;

(f)

except as set forth in Appendix 2.2.29 of the Disclosure Letter, there has been no material change in its accounting methods or policies;

(g)

except as set forth in Appendix 2.2.29 of the Disclosure Letter, there has been no general increase in the rate of compensation or in the number of the employees except in the ordinary course of business or as has been customary throughout the industry, and there have been no payments of, or agreements made to pay, bonuses to employees on a basis different than the basis on which such bonuses were paid during the fiscal year ended December 31, 2004;

(h)

it has endeavoured to keep available the employees and to preserve relationships with all third parties having business dealings with it, including contractors, clients and suppliers and independent agents;

(i)

except as set forth in Appendix 2.2.29 of the Disclosure Letter, no contract or commitment has been entered into by it other than in the ordinary course;

(j)

no security has been created which creates an encumbrance on its assets or securities except the creation of purchase money security interests in the ordinary course of business; and

(k)

the conduct of its planned work program has been made on time by it, and invoices from suppliers, contractors and outside vendors have been paid on time by it.

2.2.30.

Purchase Commitments

Except as set forth in Appendix 2.2.30 of the Disclosure Letter, as of the date hereof, there are in effect no material purchase commitments by Asia Pacific or its Subsidiaries (of either products or services) in excess of ordinary business requirements or at a price in excess of market price at the date such contract was made, no purchase commitments providing that a supplier will be the exclusive supplier of Asia Pacific or its Subsidiaries, and no material purchase commitments except those that are written and recorded on the books of Asia Pacific or its Subsidiaries.

2.2.31.

No Speculative contracts

Neither Asia Pacific nor any of its Subsidiaries is bound by any speculative contracts (such as hedging or futures contracts) out of the ordinary course of business.

2.2.32.

Directors and Senior Management

A complete and accurate listing of the directors and senior management of Asia Pacific and its Subsidiaries as at the date hereof, together with a designation indicating which directors and senior management are not employees is set out in Appendix 2.2.32 of the Disclosure Letter.

2.2.33.

Securities Regulation Matters

(a)

Asia Pacific is a “reporting issuer” under securities Laws in Canada;

(b)

no securities commission or similar regulatory authority has issued any order currently in effect preventing or suspending trading of any securities of Asia Pacific, Asia Pacific is not in default of any requirement of Governing Securities

Laws that would have a material effect on the Offer, this Agreement or Asia Pacific;

(c)

Asia Pacific is not in breach of its listing agreement with any stock exchange nor is it in breach of any of the rules or policies of any stock exchange or over the counter market.

(d)

The Shares of Asia Pacific are registered under section 12(g) of the United States Securities Exchange Act of 1934, as amended.

2.2.34.

Litigation, etc.

Except as set forth in the Public Documents or in Appendix 2.2.34 to the Disclosure Letter, there is currently no claim, action, proceeding or investigation pending or threatened against or relating to Asia Pacific or any of its Subsidiaries or affecting any of their properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, may have a material adverse effect (as defined in Section 8.5) on Asia Pacific and its Subsidiaries (on a consolidated basis) or prevent or materially delay taking up and paying for Sought Securities deposited under the Offer and the consummation of the balance of the Transaction, and Asia Pacific is not aware of any basis for any such claim, action, proceeding or investigation and neither Asia Pacific nor its Subsidiaries is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a material adverse effect (as defined in Section 8.5) on Asia Pacific and its Subsidiaries (on a consolidated basis) or prevent or materially delay taking up and paying for Sought Securities deposited under the Offer or the consummation of the balance of the Transaction.

2.2.35.

Tax Returns

Except as set forth in Appendix 2.2.35 of the Disclosure Letter, Asia Pacific and each of its Subsidiaries has, at the prescribed times, filed all tax returns (including all schedules referred to therein) required to be filed by it in all applicable jurisdictions, has made and remitted all required or desirable deductions or withholdings at source, and has paid all taxes, levies, assessments, reassessments, penalties, interest and fines due and payable by it. All such tax returns properly reflect, and do not in any respect understate, the taxable income or the liability for taxes of Asia Pacific and each of its Subsidiaries in the relevant tax year or calendar year. Federal, provincial and foreign tax assessments, as applicable, have been issued to Asia Pacific covering all past periods up to and including the fiscal year ended December 31, 2004.  Such assessments, if any amounts were owing in respect thereof, have been paid.  All assessments that have been issued to Asia Pacific or any of its Subsidiaries for any other applicable federal, provincial and foreign taxes and levies have been paid.  No actions or proceedings have been instituted or are pending or, to the knowledge of Asia Pacific, threatened or anticipated against Asia Pacific or any of its Subsidiaries in respect of any taxes, governmental charges, assessments or reassessments and, in particular, there are no currently outstanding assessments or reassessments or written inquiries that have been issued or raised by any governmental or regulatory authority relating to any such taxes, governmental charges and assessments. There is no basis for any adverse assessment or reassessment by any taxing authority for any year remaining open for reassessment. Neither Asia Pacific nor any of its Subsidiaries has waived any statutory limitation period for assessment of any tax. Correct and complete copies of all federal, provincial and foreign tax returns filed by Asia Pacific and each of its Subsidiaries for the last three fiscal periods have been provided to the Offeror.

2.2.36.

Non-Capital Losses

The non-capital losses of Asia Pacific as defined in the Tax Act (as hereinafter defined) and any relevant provincial or territorial statute in each of the last four taxation years are as set out in Appendix 2.2.36 of the Disclosure Letter. Notices of determination of loss have neither been requested nor issued to Asia Pacific. The calculation of the investment tax credits available to Asia Pacific in respect of taxation years ending on or before the Expiry Time is as shown in the tax returns for the fiscal year ended December 31, 2004. The investment tax credits available to Asia Pacific for the current year are as set out on Appendix 2.2.36 of the Disclosure Letter and are true, accurate and complete.  Since September 30, 2005, none of the non-capital losses and investment tax credits has been restricted, reduced or limited except as set out in Appendix 2.2.36 of the Disclosure Letter.

2.2.37.

Tax Liabilities

Adequate provision has been made in the Financial Statements for all relevant periods for all taxes, governmental charges and assessments, whether relating to income, sales, real or personal property, or other types of taxes, governmental charges or assessments, including interest and penalties thereon, payable in respect of the business, assets or otherwise of Asia Pacific and each of its Subsidiaries and whether assessed or not.

2.2.38.

Directors and Officers Indebtedness

As at the date hereof, the directors and officers of Asia Pacific and its Subsidiaries have no indebtedness to Asia Pacific or any Subsidiary and, except as set forth in the Public Documents, neither Asia Pacific nor any of its Subsidiaries has provided any other form of material financial accommodation to or for the benefit of any director or officer whether by way of guarantee or otherwise.

2.2.39.

Title to Properties; Adequacy

Except as set forth in the Public Documents or as disclosed in Appendix 2.2.39 to the Disclosure Letter, Asia Pacific or one of its Subsidiaries holds contractual interests or rights, recognized in the jurisdictions in which its properties are located, to all properties and assets reflected in the Financial Statements (or acquired after that date), under valid, subsisting and enforceable agreements or instruments sufficient to permit Asia Pacific to explore for the minerals relating thereto. So far as is known to Asia Pacific, the real property in which Asia Pacific and its Subsidiaries have an interest conforms in all material respects to all applicable laws, including zoning regulations, none of which would materially adversely interfere with the use of such real property for the purposes for which it is now utilized. A true copy of the lease on the corporate offices of Asia Pacific has been provided to the Offeror.

2.2.40.

No Non-Arm’s Length Transactions

Except as set forth in the Public Documents or in Appendix 2.2.40 to the Disclosure Letter, no Person, or group of Persons acting in concert, which is not an Arm’s Length Party, has any agreement with Asia Pacific or any of its Subsidiaries or any interest in any property, real or personal, tangible or intangible, including without limitation trade names or trademarks used in or pertaining to the business of Asia Pacific or its Subsidiaries, except for normal rights as a shareholder; or (ii) has any claim or cause of action against Asia Pacific, except for accrued compensation, pension and benefits, expenses and similar obligations incurred in the ordinary course of business (including reimbursement of medical expenses pursuant to employee plan).

For the purposes of this Agreement, an “Arm’s Length Party” means a Person, or group of Persons acting in concert, who are at arm's length to Asia Pacific and each of its Subsidiaries (as such term is interpreted for the purposes of the Income Tax Act (Canada) (the “Tax Act”).

2.2.41.

Ownership of Offeror Shares

Neither Asia Pacific, nor to its knowledge, any Person, or group of Persons acting in concert, which is not an Arm’s Length Party to Asia Pacific or any of its Subsidiaries:

(a)

beneficially owns any shares in the capital of any corporation or body corporate  (an “Offeror Affiliate”) described in that letter from the Offeror to Asia Pacific dated of even date herewith (the “Offeror Affiliates Letter”) or shares of any Person related to an Offeror Affiliate (“Offeror Affiliate Shares”), or any securities convertible into or exchangeable for, Offeror Affiliate Shares (or shares of any Person related to an Offeror Affiliate for purposes of the Tax Act), or

(b)

has acquired beneficial ownership of any the Offeror Affiliate Shares (or shares of any Person related to an Offeror Affiliate for purposes of the Tax Act) or any securities convertible into or exchangeable for, Offeror Affiliate Shares (or shares of any Person related to an Offeror Affiliate for purposes of the Tax Act) during the 90 days preceding the date hereof.

2.2.42.

Stock Options

The copy of the Stock Option Plan which has been provided to the Offeror for review is complete and correct and no amendments or supplements thereto (whether written or oral) are contemplated by Asia Pacific and all outstanding options to purchase Shares have been issued pursuant to and in accordance with the terms of the Stock Option Plan.

2.2.43.

Technical Information

The copies of the technical information concerning the Udon South property including, without limitation, resource and reserve estimates, contained in the Public Documents are complete and accurate.  Such technical information was prepared by qualified independent consultants and Asia Pacific has no reason to believe that any of such technical information is not complete and accurate.

2.2.44.

No Material Information Withheld

Asia Pacific has not withheld any material fact (as that expression is defined in the Securities Act (Ontario), in respect of its or its Subsidiaries business, operations, capitalization, undertakings or assets.

2.2.45.

Continuing Representations

Asia Pacific hereby acknowledges that the foregoing representations and warranties shall be continuing representations and warranties and shall be true and correct as of the respective dates given and on each date that the Offeror takes up and pays for any Sought Securities deposited under the Offer as made and given on each such date.

3. COVENANTS OF ASIA PACIFIC

Section 3.1

Covenants of Asia Pacific

Asia Pacific covenants and agrees that, during the period commencing with the date hereof and ending on the Sunset Date, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the following shall apply.

3.1.1.

Conduct of Business

Asia Pacific shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the usual, ordinary and regular course of business and consistent with past practices and shall not make any material change to the conduct of such business or incur or commit to incur any material capital expenditure provided that the foregoing shall not restrict the ability of Asia Pacific to continue its efforts to obtain one or more mining leases (the “Mining Leases”).

3.1.2.

Operations and Corporate Organization

Asia Pacific shall not, and shall ensure that each of its Subsidiaries does not, directly or indirectly, do or permit to occur, or enter into any agreement (including a joint venture or earn-in agreement), proposal or commitment to do or permit to occur, any of the following:

(a)

issue or sell any additional shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any unissued securities of, Asia Pacific or any of its Subsidiaries, provided that the foregoing shall not apply to: (i) the exercise of options issued under the Stock Option Plan which are currently outstanding; (ii) the exercise of other options or warrants to acquire Shares, including broker warrants to acquire Shares and warrants which are currently outstanding; (iii) a private placement to Olympus in accordance with Section 6.3.4 of the Shareholder Support Agreement; or (iv) any extension of the expiry date of the Warrants (“Warrant Expiry Date”) which  have been validly deposited under the terms of the Offer and not withdrawn (the “Deposited Warrants”) or, if such extension (to Warrant holders other than Olympus) has not been approved by the Toronto Stock Exchange, to the Warrants. Where (i) the Expiry Time falls within seven days prior to the Warrant Expiry Date or (ii) the Expiry Time falls after the Warrant Expiry Date, Asia Pacific may, not more than seven days prior to the Warrant Expiry Date, effect (subject to Toronto Stock Exchange approval) an extension of the Warrant Expiry Date for a period not exceeding 30 days after the Expiry Time;

(b)

pledge, lease, dispose of, or encumber any assets of Asia Pacific (including the securities held by it in any of its Subsidiaries) or any assets of any of its Subsidiaries except in the ordinary course of business and as may be required to obtain the Mining Leases;

(c)

sell, transfer or otherwise dispose of any securities held by it in any Subsidiary or cause, permit or otherwise acquiesce in any sale, transfer or other disposition of any securities held by any Person in any Subsidiary for the benefit of Asia Pacific;

(d)

amend its articles or by-laws or the articles, by-laws or other constating documents of any of its Subsidiaries or alter the terms of any securities issued by Asia Pacific or any of its Subsidiaries;

(e)

split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, and property or otherwise with respect to the Shares;

(f)

redeem, purchase or offer to purchase any Shares or other securities of Asia Pacific or any of its Subsidiaries;

(g)

reorganize, amalgamate or merge Asia Pacific or any of its Subsidiaries;

(h)

reduce the stated capital of Asia Pacific or of any of its Subsidiaries;

(i)

acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person, corporation, partnership or other business organization or division;

(j)

acquire or agree to acquire any assets, other than supplies in the ordinary course of business, consistent with past practice or other than the Mining Leases;

(k)

commence or settle any litigation, proceeding, claim, action, assessment or investigation involving Asia Pacific or a Subsidiary before any court or governmental or regulatory authority or body;

(l)

pay, discharge or satisfy any material claims, Liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financial Statements, incurred in the ordinary course of business consistent with past practice or as otherwise set forth in the Disclosure Letter, subject further that until June 30, 2006, Asia Pacific shall not exceed 110% of the expenditure budget for costs incurred in the ordinary course as set forth  in Appendix 3.1.2(l) of the Disclosure Letter;

(m)

engage in any transaction with any Person who is not an Arm’s Length Party other than Olympus in connection with a financing permitted under paragraph (p) of this section;

(n)

adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Asia Pacific or any of its Subsidiaries;

(o)

other than as provided in this Agreement, enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of  the Sought Securities by the Offeror pursuant to the Offer or the successful completion of a Compulsory Acquisition or Subsequent Acquisition Transaction (both as hereinafter defined) or which would render, or which may reasonably be expected to render, inaccurate any of Asia Pacific’s representations and warranties set forth in this Agreement;

(p)

incur, guarantee or indemnify any indebtedness for borrowed money or other obligations or issue any debt securities except pursuant to existing obligations of Asia Pacific or for the borrowing of working capital on terms no less favourable than those set out in Appendix 3.1.2 of the Disclosure Letter (the “Interim

Funding Arrangement”) and that is in the ordinary course of business and in amounts and on terms consistent with past practice, not to exceed $3,000,000 in the aggregate between December 31, 2005 and the Sunset Date; provided that, on the date the Offeror first takes up and pays for the Sought Securities, Asia Pacific shall have fully repaid the Interim Funding Arrangement; or

(q)

materially modify any existing agreement, commitment or undertaking of a material nature, except in the ordinary course of business, or breach or default under any such agreement, commitment or undertaking.

3.1.3.

Non-Disclosure

(a)

Subject to Section 5.1.3, Asia Pacific shall not disclose or authorize any of the Representatives of Asia Pacific or any of its Subsidiaries (an “Asia Pacific Representative”) to disclose to any Person, without the Offeror’s prior written consent, any information relating to this Pre-Acquisition Agreement, the Offer or the nature or status of any discussions or negotiations between the Offeror and Asia Pacific in respect thereof (the “Disclosure Information”), except that if Asia Pacific or any Asia Pacific Representative (a “Disclosing Party”) is advised by its counsel that it has become legally obliged to disclose any Disclosure Information, it shall, to the extent practicable within the time available for compliance with Law applicable to Asia Pacific or an Asia Pacific Representative:

(i)

provide the Offeror with prompt notice in writing of the circumstances and details of such disclosure, and

(ii)

endeavour to reasonably cooperate with the Offeror on the form, content and timing of any such disclosure,

so that the Offeror may seek a protective order or other appropriate remedy.  In the event that such protective order or other remedy is not obtained, the Disclosing Party shall furnish only that portion of the Disclosure Information which it reasonably believes is legally required to be disclosed and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Disclosure Information.

(b)

Asia Pacific shall take commercially reasonable steps to ensure that the Asia Pacific Representatives are aware of the requirements of confidentiality set out in this Pre-Acquisition Agreement, and that they agree to comply with the obligations of Asia Pacific set forth in paragraph 3.1.3(a).

3.1.4.

Employment Terms

Other than as set out in Appendix 3.1.4 of the Disclosure Letter, Asia Pacific shall not, and shall ensure that each of its Subsidiaries does not:

(a)

enter into or modify, or agree to enter into or modify, any employment, severance, consulting, personal services or similar agreements or arrangements with, or grant, or agree to grant, any bonuses, salary increases, severance or termination pay to, any officers or directors other than pursuant to written agreements previously entered into; or

(b)

in the case of employees who are not officers or directors, take or agree to take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)

adopt or amend, or agree to adopt or amend, any bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee, except with respect to options to acquire Shares pursuant to the Stock Option Plan as required by this Agreement.

3.1.5.

Other Positive Covenants

Asia Pacific shall use its commercially reasonable efforts, and cause each of its Subsidiaries to use its commercially reasonable efforts, to:

(a)

comply with all of the terms and conditions of any agreements which are material to the conduct of their respective businesses and to preserve intact their respective business organizations and goodwill;

(b)

cause any Person, or group of Persons acting in concert, which is not an Arm’s Length Party to Asia Pacific or any of its Subsidiaries not to acquire beneficial ownership of any the Offeror Shares (or shares of any person related to the Offeror for purposes of the Tax Act) or any securities convertible into or exchangeable for, the Offeror Shares (or shares of any person related to the Offeror for purposes of the Tax Act);

(c)

keep available, subject to the restrictions set forth in Section 3.1.4 above, the services of its officers and employees as a group;

(d)

maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it or its Subsidiaries;

(e)

continue to pursue the grant of the Mining Leases in accordance with the mining Laws and regulations of Thailand;

(f)

cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)

retain and preserve all technical reports, studies and physical samples, including, but not limited to: geological data, analyses, mining studies, mining and operating plans, laboratory reports, seismic studies, interpretations, coring samples, logs, computer models, geotechnical, soil, water and other environmental tests and all other information pertinent to its business and undertaking;

(h)

at the prescribed times, file all tax returns (including all schedules referred to therein) required to be filed by it in all applicable jurisdictions, make and remit all required or desirable deductions or withholdings at source, and pay all taxes, levies, assessments, reassessments, penalties, interest and fines due and payable by it, and  all such tax returns shall properly reflect, and shall not in any respect understate, the taxable income or the liability for taxes of Asia Pacific and each of its Subsidiaries in the relevant tax year or calendar year;

(i)

duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate laws or Governing Securities Laws;

(j)

cooperate and discuss with the Offeror the procedure for obtaining duly authorized and executed share transfer forms or purchase options in respect of the Class B preference shares of Wildemere Company Limited as requested by the Offeror, provided that Asia Pacific shall not be required to take any action which would violate the terms of the applicable concession agreements or otherwise be contrary to the interests of Asia Pacific; and

(k)

cause each of the conditions set forth in Section 1.2 of this Pre-Acquisition Agreement on its part to be performed or complied with, and which are within its control, to be satisfied on or before the Mailing Date.

3.1.6.

Other Negative Covenants

Asia Pacific shall not take any action, or permit any of its Subsidiaries to take any action, that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to any date upon which Sought Securities are taken up and paid for pursuant to the Offer.

Section 3.2

Certificate

Asia Pacific covenants and agrees that prior to the Expiry Time, upon receipt of a request from the Offeror, Asia Pacific shall provide a certificate signed by the Chief Executive Officer and the Chief Financial Officer of Asia Pacific in the form set forth in SCHEDULE B to this Agreement.

Section 3.3

Access to Information

Asia Pacific shall permit the Offeror and the Offeror’s Representatives (as defined below), upon reasonable notice and without interference to the ordinary conduct of Asia Pacific's business, to have free and unrestricted access during normal business hours to senior management of Asia Pacific and its Subsidiaries and to the premises and to all of the books, records, properties and assets of Asia Pacific and its Subsidiaries and to furnish to the Offeror such financial and operating data and other information as the Offeror shall from time to time reasonably request.

Section 3.4

Notification to the Offeror

3.4.1.

During the period commencing with the date hereof and ending on Sunset Date, Asia Pacific will promptly inform the Offeror of the full particulars of:

(a)

any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of Asia Pacific or its Subsidiaries or its properties or assets, including but not limited to any encumbrance and suspension or other similar actions taken against the Application for Mining Leases, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(a)

any material change that would result in a restatement of any historical financial statement or would render any historical financial statement false or misleading in any material respect.

3.4.2.

During the period commencing with the date hereof and ending on Sunset Date, Asia Pacific will promptly inform the Offeror of the receipt by Asia Pacific of:

(a)

any communication from any securities commission or similar regulatory authority, or any other competent authority relating to Asia Pacific or the Offer; and

(b)

the issuance by any securities commission or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of Asia Pacific or of the institution or threat of institution of any proceedings for that purpose; and

(c)

any claim brought by (or threatened to be brought by) any present, former or purported holder of any securities of Asia Pacific in connection with the Transaction and shall consult with the Offeror prior to settling any such claim prior to the Expiry Time.

Section 3.5

Subsequent Acquisition Transaction

If the Offeror has offered to purchase all of the issued and outstanding Shares, and if within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Shares under the Offer as at the Expiry Time excluding Shares held on the date of the Offer by the Offeror, or an “Affiliate” or an “Associate” (as those terms are defined in the NBBCA) of the Offeror, the Offeror presently intends, to the extent possible, to acquire (a “Compulsory Acquisition”) the remainder of the Shares from those Asia Pacific shareholders who have not accepted the Offer pursuant to the NBBCA. If that statutory right of acquisition is not available, the Offeror intends, to the extent possible, to pursue other means of acquiring the remaining Shares not deposited to the Offer. Asia Pacific agrees that, in the event the Offeror takes up and pays for Shares under the Offer representing at least two-thirds of the then outstanding Shares, it will, at the Offeror’s expense, assist the Offeror in connection with any and all proposed amalgamations, statutory arrangements, amendment to articles, consolidations, capital reorganizations or other transactions involving Asia Pacific or any of its Subsidiaries and the Offeror or any Affiliate of the Offeror that the Offeror may require to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Shares, provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer.

4. COVENANTS OF THE OFFEROR

Section 4.1

Covenants of the Offeror

The Offeror covenants and agrees that, during the period commencing with the date hereof and ending on the Sunset Date, unless Asia Pacific shall otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement, the following shall apply.

4.1.1.

Non-Disclosure

(a)

Subject to Section 5.1.3, the Offeror shall not disclose or authorize any of the Representatives of the Offeror (an “Offeror Representative”) to disclose to any Person, without Asia Pacific’s prior written consent, any information relating to this Pre-Acquisition Agreement, the Offer or the nature or status of any discussions or negotiations between Asia Pacific and the Offeror in respect thereof (the “Disclosure Information”), except that if the Offeror or any Offeror Representative (a “Disclosing Party”) is advised by its counsel that it has become legally obliged to disclose any Disclosure Information, it shall, to the extent practicable within the time available for compliance with Law applicable to the Offeror or an the Offeror Representative:

(b)

(i)

provide Asia Pacific with prompt notice in writing of the circumstances and details of such disclosure, and

(ii)

endeavour to reasonably cooperate with Asia Pacific on the form, content and timing of any such disclosure,

so that Asia Pacific may seek a protective order or other appropriate remedy.  In the event that such protective order or other remedy is not obtained, the Disclosing Party shall furnish only that portion of the Disclosure Information which it reasonably believes is legally required to be disclosed and shall exercise commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Disclosure Information.

(a)

take commercially reasonable steps to ensure that the Offeror Representatives are aware of the requirements of confidentiality set out in this Pre-Acquisition Agreement, and that they agree to comply with the obligations of the Offeror set forth in paragraph 4.1.3(a).

4.1.2.

Positive Covenants

The Offeror shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things which may be done or performed by it and are reasonably necessary, proper or advisable to make the Offer as promptly as is practicable and, if all Conditions have been met or waived by the Offeror, to take up and pay for Sought Securities deposited under the Offer, as contemplated hereby.

4.1.3.

Outstanding Stock Options

The Offeror acknowledges and agrees that:

(a)

the Board of Directors has resolved to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrently with the Expiry Time, by causing the vesting thereof to be accelerated, or to surrender the same to Asia Pacific for cancellation in consideration for a cash payment equal to the difference between the Offer Price and the exercise price of such options, such payment to be funded by the Offeror and paid concurrently with its first take up and payment for Shares deposited under the Offer;

(b)

it shall agree with Asia Pacific on the arrangements in respect of the surrender of and payment for options not exercised; and

(c)

all Shares that are to be issued pursuant to any such exercise shall be accepted as validly deposited under the Offer, provided that the holders of such options indicate that the Shares are deposited pursuant to the Offer and otherwise validly accept the Offer in accordance with their terms with respect to such Shares.

4.1.4.

Directors and Officers Insurance

The Offeror acknowledges and agrees that, prior to the date upon which the Offeror first takes up and pays for Shares deposited under the Offer, Asia Pacific may extend the existing insurance coverage for its directors and officers for a period of time not exceeding six years.

4.1.5.

Acknowledgment re Asia Pacific Financial Condition

The Offeror acknowledges that, as at the date hereof, Asia Pacific does not have and, unless a significant portion of the Warrants are exercised, will not have sufficient funds to provide for all of the payments and obligations of Asia Pacific incurred in the normal course of business and in respect of items referred to in the Disclosure Letter.  The Offeror agrees that, to the extent sufficient Warrants are  exercised, or Asia Pacific effects a private placement with Olympus at a price no less than the exercise price of the Warrants, to inject cash equity into Asia Pacific sufficient to meet the payment obligations referred to above, such action shall not be deemed a breach by Asia Pacific of any covenant, condition, representation or warranty set out in this Agreement.

5. PUBLIC DISCLOSURE

Section 5.1

Press Announcements and Public Disclosure

5.1.1.

Notwithstanding the covenants and conditions of Sections 3.1.3 and 4.1.1 hereof, in the case of public disclosure required pursuant to any Governing Securities Laws or stock exchange requirement, the Disclosing Party, as applicable, shall be permitted to make such required disclosure of Disclosure Information, provided, that the Disclosing Party has used commercially reasonable efforts to consult with the other party to obtain the agreement of the other party as to the content of such disclosure prior to disclosure.  The other party agrees to act reasonably in consulting with the Disclosing Party, and recognizes that the obligation to disclose information under Governing Securities Laws and stock exchange requirements are superior to the restrictions under this Agreement.

5.1.2.

Each of the Offeror and Asia Pacific agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Offer if the Offer is made, or to vary, extend or amend the Offer if the situation requires such announcement. Subject to Governing Securities Laws the parties shall endeavour to cause each such press release to be satisfactory in form and substance to the other party acting reasonably.

5.1.3.

Nothing herein shall preclude Asia Pacific or the Offeror from filing a copy of this Agreement under any public disclosure system to the extent required by Governing Securities Laws.

6. TERMINATION, AMENDMENT AND WAIVER

Section 6.1

Termination

This Agreement may be terminated, except as to the payments provided for in Section 7.1, at any time prior to the earlier of (a) the date upon which the Offeror terminates or withdraws the Offer, (b) the date upon which the Offeror has designated directors to the Board of Directors of Asia Pacific pursuant to Section 1.6;

by mutual consent of the Offeror and Asia Pacific;

(b)

by the Offeror if the conditions precedent contained in Section 1.2 are not met, complied with or the circumstances therein described do not exist prior to May 1, 2006;

(c)

by either the Offeror or Asia Pacific after the 120th day following the Mailing Date if the Offeror has mailed the Offer to Asia Pacific securitiesholders to whom the Offer is being made in accordance with this Agreement but the Offeror has not taken up and paid for Sought Securities pursuant to the Offer on or prior to such date;

(d)

by the Offeror if any Condition has not been satisfied or waived at the Expiry Time;

(e)

by either the Offeror or Asia Pacific if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Offer shall have become final and non-appealable;

(f)

by the Offeror if any representation of Asia Pacific set out herein is untrue in any material respect or Asia Pacific is in default, in any material respect, of its obligations set out herein;

(g)

by the Offeror at any time following the occurrence of an Asia Pacific Termination Event (as hereinafter defined);

(h)

by Asia Pacific if (i) if the condition specified in Section 2.1.5 has not been satisfied within the 21 days provided therein or (ii) the Offeror does not mail the Offer in accordance with Section 1.1.1, provided that Asia Pacific shall not be permitted to terminate this Agreement pursuant to this Section if the failure to make the Offer is attributable to a failure on the part of Asia Pacific to perform any material obligation required to be performed by it hereunder (but only for the period during which such failure is continuing);

(i)

by Asia Pacific at any time following an Offeror Termination Fee Event (as hereinafter defined);

(j)

by Asia Pacific if the Offeror is in default, in any material respect, of its obligations set out herein; and

(k)

by Asia Pacific pursuant to Section 7.2.5(a)(iv) but only if, after taking into account modifications to the Offer made by the Offeror during the period referred to in Section 7.2.5(b), the Competing Proposal would still constitute a Superior Proposal.

Section 6.2

Amendment

This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 6.3

Waiver

At any time prior to the Expiry Time, either party hereto may:

(a)

extend the time for the performance of any of the obligations or other acts of the other party hereto; or

(b)

waive compliance with any of the agreements of the other party or with any conditions to its own obligations,

in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

Section 6.4

Effect of Termination

If this Agreement is terminated as provided in Section 6.1 hereof, it shall become void except as to the obligation, if any, of the Offeror  or Asia Pacific to pay the Termination Fee provided for in Section 7.1 hereof, and there shall be no liability or further obligation on the part of any party hereto or any of their respective shareholders, officers or directors, except as set forth in Section 7.1 and except for liability arising from a willful breach of this Agreement or common law fraud.

7. TERMINATION FEE AND NO SHOP

Section 7.1

Termination Fees

(a)

Asia Pacific agrees that if, after the date hereof:

(i)

the Board of Directors of Asia Pacific shall have:

(A)

failed to unanimously recommend the acceptance of the Offer to all Asia Pacific securitiesholders;

(B)

failed to unanimously determine:

1)

that the Offer would be in the best interests of Asia Pacific,

2)

that the Offer, if made on the terms described herein is fair to the Asia Pacific Securitiesholders from a financial point of view, and

3)

to recommend the acceptance of the Offer to all Asia Pacific Securitiesholders, or

(C)

failed to deliver a Directors’ Circular in accordance with Governing Securities Laws disclosing the determinations described in Section 7.1(a)(, or

(D)

upon receipt of notice thereof from the Offeror, failed to take any action set forth therein required to be taken by Asia Pacific or its Board of Directors in any jurisdiction outside of Canada, where required to comply with local Laws in any jurisdiction into which the Offer is made, the costs of which shall be borne by the Offeror in respect of matters other than in respect of pre-existing filing requirements, or

(E)

withdrawn or modified any of the determinations described in Section 7.1(a)( or its approval or recommendation of the Offer, in a manner adverse to the Offeror or the Offer, or

(F)

approved or recommended to the Asia Pacific Securitiesholders any Competing Proposal or Superior Proposal, or

(G)

caused or permitted Asia Pacific or any of its Subsidiaries to enter into any agreement with respect to a Competing Proposal or Superior Proposal; or

(ii)

a Competing Proposal or Superior Proposal is publicly announced, proposed, offered or made to the Asia Pacific Securitiesholders or to Asia Pacific, prior to the expiry of the Offer and the Board of Directors fails prior to the Expiry Date of the Offer to reaffirm its recommendation of this Offer to the Asia Pacific Securitiesholders by press statement within three Business Days after the expiration of the period referred to in Section 7.2.5(b) and, if applicable, in a directors’ circular within 10 days after the mailing of any such Competing Proposal, the Board of Directors of Asia Pacific withdraws or modifies its approval or recommendation of the offer, in a manner adverse to the Offeror or the Offer; or

(iii)

Asia Pacific breaches, in any material respect, the covenant contained in Section 7.2; or

(iv)

Asia Pacific takes any action, or fails to take any action, as described in Section 3.1.2, which action or failure to act would or would be reasonably likely to impair the availability of the Bump, and, if such action or failure to act is capable of being remedied, it has not remedied such action or failure to act within the sooner of: (1) the Business Day preceeding the Expiry Date of the Offer, and (2) 15 days following written notice from the Offeror of such action or failure;

Asia Pacific shall pay to the Offeror within five Business Days of such event an amount (the “Asia Pacific Termination Fee”) equal to $3,000,000, payable in cash (each of the foregoing events being a “Asia Pacific Termination Fee Event”); provided however, the Offeror shall not be entitled to receive the Asia Pacific Termination Fee if the Offeror has taken up and paid for the Sought Securities pursuant to the Offer.

(b)

the Offeror agrees that the Offeror shall pay to Asia Pacific if, after the date hereof:

(i)

the Offeror fails to make the Offer in accordance with Section 1.1, other than by reason of the non-fulfillment of one or more of the conditions set forth in Section 1.2, an amount equal to $1,500,000 payable in cash; or

(ii)

the Offeror makes the Offer, but subsequently announces the withdrawal of the Offer, and: (1) no event referred to in paragraph (a) above shall have occurred, or (2) all Conditions have been met or waived by the Offeror but the Offeror fails to take up and purchase Sought Securities under the Offer in accordance with Governing Securities Laws, an amount equal to $3,000,000 payable in cash;

within five Business Days of such event (each of the foregoing events being an “Offeror Termination Fee Event” and each of the respective amounts being the “Offeror Termination Fee”), and for greater certainty, the Offeror shall not be liable for an amount greater than $3,000,000.

Section 7.2

No Shop

7.2.1.

No Inconsistent Actions

(a)

From and after the date hereof until the Sunset Date, Asia Pacific will not and will not permit any of its Subsidiaries, and shall use its reasonable best efforts to ensure that the Asia Pacific Representatives do not, directly or indirectly:

(i)

solicit, initiate, or engage in discussions or negotiations with any Person, or group of Persons acting in concert, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any Person, or group of Persons acting in concert, other than the Offeror, relating to a Competing Proposal provided that the foregoing shall not restrict the directors of Asia Pacific from acting in a manner consistent with their fiduciary duties in response to any unsolicited Competing Proposal; or

(ii)

provide non-public information with respect to Asia Pacific or any of its Subsidiaries, or afford any access to the properties, books or records of the same to, any Person, other than pursuant to an obligation to disclose such information under Governing Securities Laws or stock exchange requirements; or

(iii)

waive or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Asia Pacific under confidential information agreements, including, without limitation, any “standstill provisions” thereunder.

(b)

Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Asia Pacific Representative shall be deemed to be a breach of this Subsection 7.2.1 by Asia Pacific.

(c)

upon execution of this Agreement, Asia Pacific, its Subsidiaries and the Asia Pacific Representatives shall immediately cease any and all discussions, or negotiations with any of the foregoing.

7.2.2.

Definition of “Competing Proposal”

The term “Competing Proposal” shall mean any bona fide written competing proposal from an Arm’s Length Party that contemplates:

(a)

the acquisition of, or business combination with, Asia Pacific or any of its Subsidiaries (whether by way of amalgamation, arrangement, business combination, consolidation of shares, purchase of assets, or otherwise);

(b)

the acquisition of any material portion of its or their assets;

(c)

any take-over bid or other purchase or acquisition of equity securities that, if consummated, would result in any Person or group of Persons acting in concert, beneficially owning 20% or more of any class of equity securities of Asia Pacific; or

(d)

any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the taking up and paying for Sought Securities deposited under the Offer or the consummation of the balance of the Transaction.

7.2.3.

Notification of Competing Proposal

(a)

Asia Pacific shall promptly notify the Offeror in writing of all Competing Proposals of which  Asia Pacific or any Asia Pacific Representative has become aware, or any request for non-public information of Asia Pacific or any of its Subsidiaries in connection with a Competing Proposal by any Person that informs Asia Pacific or any of its Subsidiaries that it is considering making or has made a Competing Proposal.

(b)

The notice provided for in paragraph 7.2.3(a) shall include a description of the material terms and conditions of the proposal, inquiry or contact and provide such details of the proposal, inquiry or contact as the Offeror may reasonably request, including the identity of the Person, or group of Persons acting in concert, making the proposal, inquiry or contact.

(c)

Asia Pacific will keep the Offeror fully and timely informed of the status and details (including amendments or proposed amendments) of any such request, Competing Proposal, inquiry or action and any restrictions relating thereto.

7.2.4.

Determination of a Superior Proposal

If Asia Pacific or its Subsidiaries receives an unsolicited written bona fide Competing Proposal from a Person, or group of Persons acting in concert, which is an Arm’s Length Party, and the Board of Directors of Asia Pacific determines in good faith that the Competing Proposal is a Superior Proposal (as defined below), Asia Pacific shall promptly notify the Offeror in writing of such determination, including the identity of the Person, or group of Persons acting in concert, making the Superior Proposal, a description of the material terms and conditions of the Superior Proposal and such other details of the Superior Proposal as the Offeror may reasonably request.

7.2.5.

Permitted Actions in Respect of a Superior Proposal

(a)

If Asia Pacific notifies the Offeror pursuant to Subsection 7.2.4 that Asia Pacific’s board of directors has determined that a Competing Proposal is a Superior Proposal, then, notwithstanding anything contained in this Pre-Acquisition Agreement to the contrary and provided that after consultation with its legal advisors, Asia Pacific’s board of directors has determined in good faith that it would be necessary to take such action in order properly to discharge its fiduciary duties under applicable Law, Asia Pacific may, at its election:

(i)

enter into an agreement, offer or understanding in respect of such Superior Proposal;

(ii)

withdraw, modify or change, in a manner adverse to the Offeror, any of its recommendations or determinations with respect to the Offer set out in this Pre-Acquisition Agreement;

(iii)

present the Superior Proposal to Asia Pacific’s securitiesholders for approval and recommend that Asia Pacific’s securitiesholders accept or vote in favour of the Superior Proposal, as the case may be; and

(iv)

subject to paragraph 7.2.5(b) below and payment of the Asia Pacific Termination Fee, terminate this Agreement;

but in each case only if the Board of Directors of Asia Pacific determines in good faith that their fiduciary duties to Asia Pacific's shareholders under applicable Law require them to authorize such action (after receiving advice of outside legal counsel that is reflected in the minutes of the Board of Directors of Asia Pacific to that effect).

(b)

Asia Pacific shall furnish written notice to the Offeror at least five Business Days prior to the date any such actions are proposed to be taken and agrees to take such actions only if, after taking into account modifications to the Offer made by the Offeror during such period, such Competing Proposal would still constitute a Superior Proposal.

7.2.6.

Right to Match Superior Proposal

Notwithstanding the provisions of Section 7.2.5(a) Asia Pacific will provide the Offeror with the right, during the notice period described in paragraph 7.2.5(b), to match the Superior Proposal and to amend this Agreement and the Offer to provide for consideration to be paid by the Offeror to Asia Pacific Securitiesholders pursuant to the Offer equal to or greater than the consideration to be paid to Asia Pacific Securitiesholders (as determined in good faith by the Offeror’s financial advisor) in the Superior Proposal.

7.2.7.

Definition of “Superior Proposal”

The term “Superior Proposal” shall mean any bona fide written Competing Proposal from an Arm’s Length Party that has the following characteristics:

(a)

it is a definitive proposal to acquire, directly or indirectly, for consideration consisting of cash and/or readily marketable securities:

(i)

Sought Securities representing, or entitling such Person to acquire, not less than 20% of the outstanding Shares (on a fully-diluted basis), or

(ii)

all or substantially all of the assets and liabilities of Asia Pacific;

(b)

the Board of Directors of Asia Pacific shall have determined in good faith (after receiving a written opinion of an independent financial adviser, which opinion will be provided to the Offeror prior to Asia Pacific or its Board of Directors taking any of the actions set forth in paragraphs 7.2.5(a)(i), 7.2.5(a)(ii) or 7.2.5(a)(iii)), that such proposal provides consideration to Asia Pacific Securitiesholders that is at least 15% greater than the consideration provided by the Offeror (after taking into account modifications to the Offeror made by the Offeror);

(c)

that the transaction envisioned by such proposal, in the good faith judgment of the Board of Directors of Asia Pacific, on the advice of an independent financial adviser and outside legal counsel, is available on conditions which are reasonably likely to be satisfied and the transaction is reasonably likely to be consummated without unreasonable delay and if any component of the transaction is payable in cash, the Person proposing such transaction has demonstrated that such funding shall not be subject to any conditions unless such Person represents in writing to Asia Pacific that the Person reasonably believes the possibility to be remote that, if the conditions of the Superior Proposal are satisfied or waived, the Person will be unable to pay such amounts due to a financing condition not being satisfied; and

(d)

the decision is reflected in the minutes of the Board of Directors of Asia Pacific to that effect.

8. GENERAL PROVISION

Section 8.1

Further Assurances

Subject to the conditions herein provided (including the fiduciary duties of the Directors of Asia Pacific referred to in Sections 7.2.1 and 7.2.5 of this Agreement), each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the Offer contemplated pursuant to this Agreement, including the execution and delivery of such documents as the other party hereto reasonably requires, and use its best efforts to obtain any necessary waivers, consents approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under Governing Securities Laws and submissions of information requested by governmental authorities. Each of the parties hereto, where appropriate, shall reasonably co-operate with the other party in taking such actions.

Section 8.2

Advisors

Except as set forth in Appendix Section 8.2 of the Disclosure Letter, the Offeror and Asia Pacific represent and warrant to each other that, with the exception of Paradigm Securities Inc. and its Affiliates, for whose fees and expenses Asia Pacific shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of the Offeror or Asia Pacific, as the case may be.

Section 8.3

Notification of Certain Matters

Each party shall give prompt notice to the other of:

(a)

the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any respect at any time; and

(b)

any failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 8.4

Investigation

The representations and warranties of Asia Pacific contained in this Agreement or any document or certificate given pursuant hereto or thereto shall be diminished to the extent that the Offeror or any of its affiliates or controlling persons has actual knowledge of the matter which is the subject of the relevant representation or warranty.

Section 8.5

Meaning of Material Adverse Effect

Unless the context requires otherwise, the term “material adverse effect” shall, when used in this Agreement, where it refers to any event, change, effect or condition with respect to Asia Pacific or a Subsidiary, means any event, change, effect or condition that affects or may reasonably be expected to affect the property, assets, liabilities, condition (financial or otherwise), results of operations, or business of Asia Pacific or a Subsidiary, and which would, if converted into an amount of money, have a value of at least $300,000 in case of a single claim or at least $1,000,000 in aggregate in the case of multiple claims.

Section 8.6

Shareholder Claims

Asia Pacific shall not settle or compromise any claim brought by any present, former or purported holder of any securities of Asia Pacific in connection with the Offer prior to the Sunset Date without the prior written consent of the Offeror.

Section 8.7

Expenses

Each party hereto shall pay its own legal, accounting and other expenses incurred in connection with this Agreement and the Offer unless otherwise specifically provided in this Agreement.

Section 8.8

Notices

All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or if sent by telecopier, upon receipt of confirmation that such transmission has been received, to the Person at the address or telecopier number set forth below, or such other address or telecopier number as may be designated in writing hereafter, in the same manner, by such Person:

(a)

if to the Offeror:

SRMT Holdings Limited

c/o Baker & McKenzie LLP

181 Bay Street

Suite 2100

Toronto, Ontario

M5J 2T3

Attention

Nurhan Aycan

Telephone

+(416) 865-6971

Facsimile:

+(416) 863-6275

e-mail:

nurhan.aycan@bakernet.com

with a copy to:

Baker & McKenzie LLP

Suite 2600, 255 – 5th Avenue, S.W.

Calgary, Alberta

T2P 3G6

Attention:

R. Greg Powers

Telecopier No.:

+1(403) 444-9373

e-mail:

r.greg.powers@bakernet.com

if to Asia Pacific:

Asia Pacific Resources Ltd.

Suite 2102, 2 Silom Center Building

Silom Road, Suriyawong, Bangrak

Bangkok 10500

THAILAND

Te1ecopier No.: (66)  2-632-8318

Attention:

John Bovard

with a copy to:

Gowling Lafleur Henderson LLP

Suite 1600

100 King Street West

Toronto, Ontario

M5X 1G5

Telecopier No.:

416-862-7661

Attention:

Leslie T. Gord

Section 8.9

Interpretation

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to sections and Articles refer to sections and articles of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

Section 8.10

Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

Section 8.11

Remedy

Asia Pacific acknowledges that the Offeror will have no adequate remedy at Law if Asia Pacific fails to perform any of its obligations under this Agreement. In such event, Asia Pacific agrees that the Offeror shall have the right, in addition to any other rights it may have, to specific performance of this Agreement and that it will not take any action to impede the Offeror's efforts to enforce such right of specific performance.

Section 8.12

Confidentiality

Following the Expiry Time, each party shall return to the other any confidential Appendixes, documents or other written information obtained from the other in connection with the Offer. Each of parties agrees that, except as required by Law, it shall not, directly or indirectly, use for its own purposes any information or confidential data relating to other discovered or acquired by the other making available any information, books, accounts, records or other data and information and further agrees that it will not disclose, divulge or communicate orally, in writing or otherwise, any such information or confidential data so discovered or acquired to any other Person.

Section 8.13

Time of Essence

Time shall be of the essence of this Agreement.

Section 8.14

Assignment

The Agreement shall not be assigned by either of the parties hereto except as provided in Section 8.16(c).

Section 8.15

Arbitration

(a)

The Parties agree to negotiate in good faith to resolve any dispute or claim arising out of or in connection with or relating to this Agreement or the breach, termination or invalidity hereof.  If the negotiations do not resolve the dispute or claim to the reasonable satisfaction of the Parties within 10 days of notice of such dispute or claim, then such dispute or claim, shall be finally resolved by arbitration under the rules (the "Rules") of the International Chamber of Commerce (“ICC”) as are in force at the time of any such arbitration.  For the purpose of such arbitration, there shall be three arbitrators (the "Arbitration Board").  Each of the Parties shall appoint one arbitrator, provided that each such arbitrator so appointed (i) shall be wholly independent from the Parties and their respective Affiliates, ii) shall be legally qualified and have at least ten years experience as a lawyer litigating civil claims, a judge and/or an arbitrator.  Each of the Parties shall appoint an arbitrator within 7 days of receipt of the opposing party's notification of appointment of its arbitrator.  The two arbitrators so appointed shall appoint a third arbitrator and these three arbitrators shall constitute the Arbitration Board.

(b)

The place of arbitration shall be in Vancouver, Canada.  All arbitration proceedings shall be conducted in the English language.  The arbitrators shall decide any such dispute or claim strictly in accordance with the governing law specified in British Columbia.  Judgment upon any arbitral award rendered hereunder may be entered in any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

(c)

The Parties agree to facilitate the arbitration by (i) cooperating in good faith to expedite (to such extent as is reasonably possible in all circumstances) the conduct of the arbitration, (ii) conducting arbitration hearings to the greatest extent possible on successive Business Days and (iii) using their best efforts to observe the time periods established by the Rules or by the Arbitration Board for the submission of evidence and briefs.

(d)

The costs and expenses of the arbitration, including, without limitation, the fees of the arbitrators, shall be borne by the defaulting party, and each party shall pay its own fees, disbursements and other charges of its counsel.

(e)

The Arbitration Board shall make a written award or awards detailing the facts and reasons upon which the decision was based, within 14 days from the date on which the hearings are closed.

(f)

The Parties consent to a single consolidated arbitration for all disputes that may at the time exist under this Agreement.

(g)

Any award given by the majority of the arbitrators shall be final, conclusive and binding on each of the Parties. The Parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the Arbitration Board so that there shall be no appeal to any court of law from the award of the Arbitration Board, and a party shall not challenge or resist the enforcement action taken by any other party in whose favour an award of the Arbitration Board was given.

(h)

To the extent that any party has or may hereafter acquire immunity from jurisdiction of any court or from legal process with respect to itself or its property, on the grounds of sovereign immunity or otherwise, such Party hereby irrevocably waives such immunity, to the fullest extent permitted by law, in respect of its obligations under this Agreement.

Section 8.16

Entire Agreement

This Agreement, together with the Disclosure Letter:

(a)

constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof;

(b)

is not intended to confer upon any other Person any rights or remedies hereunder;

(c)

shall not be assigned by operation of Law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any affiliate of the Offeror, but no such assignment shall relieve the Offeror of its obligations hereunder; and

(d)

shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, without giving effect to the principles of conflict of Laws thereof.

Section 8.17

Currency

Except as otherwise expressly stated herein, all dollar amounts in this Agreement are expressed in Canadian dollars.

Section 8.18

Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the Offeror and Asia Pacific have caused this Agreement to be executed and delivered as of the date first above written by their respective officers.

Asia Pacific Resources Ltd.		SRMT Holdings Limited

by	[John Bovard]	by	[Premchai Karnasuta]
	Name: John Bovard		Name: Premchai Karnasuta
	Title: President & CEO		Title: Director

SCHEDULE A

The obligation of the Offeror to take up and pay for common shares of Asia Pacific validly deposited under the Offer shall be subject to the following conditions, which shall be for the exclusive benefit of the Offeror, and the Offeror shall have the right, in its sole discretion, to waive any such conditions in whole or in part without prejudice to any of its rights under the Offer:

1.

there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which, excluding any Shares directly or indirectly owned by the Offeror, constitutes at least 66-2/3% of the total number of Shares outstanding at the Expiry Time (the “Minimum Tender Condition”);

2.

all requisite government or regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, orders, rulings, decisions and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are necessary to complete the Offer shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

3.

this Agreement shall not have been terminated by Asia Pacific or by the Offeror in accordance with its terms;

4.

the Offeror shall have determined, acting reasonably, that no material right, property, franchise or license of Asia Pacific or any of its Subsidiaries has been impaired (which impairment has not been cured or waived) or otherwise materially adversely affected as a result of the making of the Offer or the taking up and paying for Sought Securities deposited under the Offer including, for greater certainty, through the triggering of any third party's right (including subject to the provision of notice, the lapse of time, or both) to acquire any material asset of Asia Pacific or any of its Subsidiaries;

5.

other than in relation to matters disclosed in writing by Asia Pacific to the Offeror prior to the Mailing Date and which have been accepted in writing by the Offeror, the Offeror shall have determined, acting reasonably, that (A) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, and (B) no Law, regulation or policy shall have been enacted, promulgated or applied, whether or not having the force of Law, which could reasonably be expected to have the effect of:

(a)

making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Sought Securities by the Offeror or the consummation of the balance of the Transaction;

(b)

prohibiting or materially limiting the ownership or operation by Asia Pacific or its Subsidiaries or by the Offeror, directly or indirectly, of all or any material portion of the business or assets of Asia Pacific, on a consolidated basis, or the Offeror, directly or indirectly, or compelling the Offeror, directly or indirectly to dispose of or hold separate all or any part of the business or assets of Asia Pacific as a result of the purchase of the Sought Securities or the consummation of the balance of the Transaction;

(c)

imposing or confirming limitations on the ability of the Offeror, directly or indirectly, effectively to acquire or to exercise full rights of ownership of the Sought Securities, including without limitation the right to vote Shares acquired or owned by the Offeror, directly or indirectly, on matters properly presented to the shareholders of Asia Pacific, or to permit Asia Pacific to vote and otherwise enjoy the benefits of any shares of capital stock of any Subsidiary (other than immaterial Subsidiaries) directly or indirectly owned by Asia Pacific;

(d)

which, if the Offeror takes up and pays for Shares under the Offer or the consummation of the balance of the Transaction, would have a material adverse effect with respect to Asia Pacific;

(e)

which would materially and adversely affect the ability of the Offeror to proceed with, if available, any Compulsory Acquisition or any Subsequent Acquisition Transaction or seeking to obtain from the Offeror any material damages directly or indirectly in connection with, if available, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(f)

seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Asia Pacific or its Subsidiaries as a result of, if available, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(g)

requiring divestiture by the Offeror, directly or indirectly, of any Sought Securities; or

(h)

materially adversely affecting the business, financial condition or results of operations of Asia Pacific or any of its Subsidiaries or the value of the Sought Securities or of the Offer to the Offeror;

6.

other than in relation to matters disclosed in writing by Asia Pacific to the Offeror prior to the Mailing Date and which have been accepted in writing by the Offeror, the Offeror shall have determined, acting reasonably, that no act, action, suit or proceeding shall have been taken before or by any domestic or foreign court, tribunal, governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of Law, arising out of any actions by Asia Pacific or any of its Subsidiaries in respect of management or consultant compensation or other arrangements with officers, directors or employees of Asia Pacific or any of its Subsidiaries, including without limitation pursuant to an agreement between Asia Pacific and Acumen Management Limited and which, if successful, would constitute a material adverse effect (as defined in Section 8.5;

7.

there shall not have occurred after the commencement of the Offer (or prior to the commencement of the Offer but without the knowledge of the Offeror) any change in the assets or Liabilities of Asia Pacific or any of its Subsidiaries (considered as a whole) which, in the reasonable judgment of the Offeror, would constitute a material adverse effect (as defined in Section 8.5);

8.

there shall not be any prohibition at Law against the Offeror, directly or indirectly, making the Offer, taking up and paying for all of the Sought Securities under the Offer or owning the Sought Securities;

9.

(A) neither the board of directors of Asia Pacific nor any committee thereof shall have approved or recommended any Competing Proposal or Superior Proposal, (B) no Person

or group of Persons shall have entered into a definitive agreement or an agreement in principle with Asia Pacific with respect to a Competing Proposal or Superior Proposal, and (C) neither the board of directors of Asia Pacific nor any committee thereof shall have resolved to do any of the foregoing;

10.

Asia Pacific shall not be in default, in any material respect, of any of its obligations under this Agreement and the representations and warranties made by Asia Pacific in this Agreement shall be true and correct in all respects that are in the aggregate not materially adverse to Asia Pacific and its Subsidiaries (considered as a whole), as of the date that the Shares are taken up and paid for under the Offer as if made on  and as of such date; each of the covenants and obligations that Asia Pacific is required to comply with or perform at or prior to such date shall have been complied with (or waived) in all material respects; and this Agreement shall not have been terminated in accordance with its terms;

11.

from the date hereof, neither Asia Pacific, nor any of its Subsidiaries, has taken any action or failed to take any action as described in Section 3.1.2, which action or failure to act would or would be reasonably likely to impair the availability of the Bump, and for the purposes hereof, “Bump” means the increase in the adjusted cost base to the Offeror of the Asia Pacific Potash Corporation Limited and Wildemere Company Limited shares to be acquired by the Offeror pursuant to any Subsequent Acquisition Transaction, up to an amount that is at least equal to the portion of the Purchase Price allocated to the Asia Pacific Potash Corporation Limited and Wildemere Company Limited shares, pursuant to a designation under subsection 88(1) of the Tax Act;

12.

from the date hereof, none of the LandCo shares shall have been transferred to any Person not approved by the Offeror;

13.

from the date hereof, Deacons shall not have refused or neglected to co-operate with or assist Asia Pacific (at the request of the Offeror) in connection with the transfer to Asia Pacific Potash Corporation Limited of any or all of the LandCo shares over which they have control or the power of direction;

14.

from the date hereof, none of the assets of the LandCos shall have been transferred to any Person not approved by the Offeror;

15.

Asia Pacific shall have delivered the resignations of all directors required by Subsection 1.2.1(d) to the Depositary, to be released to the Offeror on the Depositary delivering payment for all Sought Securities deposited pursuant to the Offer;

16.

that the Interim Funding Arrangement shall have been fully repaid pursuant to Section 6.3.4 of the Shareholder Support Agreement or through other equity funds; and

17.

from the date hereof, Olympus shall not be in material breach of any of the covenants, representations or warranties contained in the Shareholder Support Agreement.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror.  Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have.  The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
OFFICERS’ CERTIFICATE

IN THE MATTER of the Offer to purchase certain securities of Asia Pacific Resources Ltd. (“Asia Pacific”), pursuant to that Pre-Acquisition Agreement dated March 17, 2006 between SRMT Holdings Limited and Asia Pacific (the “Pre-Acquisition Agreement”).

TO:

SRMT Holdings Limited

We the undersigned officers of Asia Pacific do hereby certify, on behalf of Asia Pacific and not in our personal capacities, that:

1.

Asia Pacific has complied with and has satisfied all terms and conditions of the Pre-Acquisition Agreement on its part to be complied with or satisfied as at the date hereof;

2.

The representations and warranties of Asia Pacific set forth in the Pre-Acquisition Agreement are true and correct as at the date hereof with the same force and effect as if made at and as of the date hereof; and

3.

Asia Pacific has made and/or obtained, on or prior to the date hereof and the same remain in full force and effect as at the date hereof, all necessary approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which Asia Pacific is a party or by which it is bound, in respect of the execution and delivery of the Pre-Acquisition Agreement and its performance of the terms, covenants, conditions and provisions thereof.

DATED at the City of _____________, in the Province of ____________, ˜, 2006.

John Bovard, Chief Executive Officer	Robert Scott, Chief Financial Officer